C.W. MCMILLAN
                              4003 Pine Brook Road
                           Alexandria, Virginia 29310

                                 (703) 960-1982
                               Fax (703) 960-4976


                                                    January 29, 1998


The Board of Directors
RTI, Inc.              BY FAX AND CERTIFIED MAIL
301 Antone Street
Sunland Park, NM  88063


Attn:  Rick Bacchus, President and Director

After agonizing about the question for some time, I have concluded in that I can no longer effectively serve as an Independent Director of RTI and am tendering herewith my resignation as a member of the Board of Directors of RTI and all of its subsidiaries effective immediately.

As a non-management Director representing and with fiduciary responsibilities to the RTI shareholders, I no longer can accept the direction that has and is being taken by the management directors of RTI (consisting of Richard Bacchus, Rockney Bacchus and Ronald Bacchus), which management directors represent the senior officers of RTI and control the daily operations of RTI. There recently has been and continues to be a lack of full, timely and continuous communication with the non-management Directors dealing with what I consider to be various critical issues primarily with respect to the financial conditions of RTI. A Board of Directors meeting to be held on January 29, 1998 was called by two of the other independent directors of RTI to discuss these matters and to my dismay, none of the management directors appeared or offered a reason for non-attendance.

Combined with all of the above is the lack of understanding by such senior management about how a publicly held company should operate. In my opinion, there also has bee a persistent effort on the part of such senior management to insist on enhancing their personal financial well-being to the detriment of the public shareholders. This self interest, in my view, currently dominates all other considerations of senior management. This seems to be the current rule rather than the exception. Instant examples have been the insistence by senior management to substantially increase their incentive compensation in spite of their existing employment agreements, as well as insistence that RTI purchase substantial assets belonging to their private corporation at a value substantially in excess of $250,000, which was represented to be the maximum purchase price. This was contained in the most recent Annual Report on Form 10-KSB filed by RTI and signed by such persons. These demands have conflicted with other actions which, I believe, urgently need to be taken by the RTI Board of Directors, and which have not been taken due to the ability of such management directors to block any Board action with which they do not approve. Furthermore, such persons have stated that if there personal demands are not met, they will leave RTI, which would then not have any senior management, they have also implied that they might even go so far as to form a competing venture, in my view, meeting their demands would not be in the interests of the other shareholders. Consequently without meeting such demands the Board is not able to conduct other business.

Under the foregoing circumstances, I find it impossible to continue to fulfill my fiduciary responsibilities to the RTI shareholders.

I request that my resignation and the contents of the resignation letter be disclosed in a Form 8-K to be filed by RTI.

Sincerely,


/s/ C.W. McMillan
--------------------------------
    C.W. McMillan


cc:      Sanders Davies
         George M. Whitmore, Jr.
         Arthur A. Katz, Esq.